RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RESTRICTED STOCK AWARD: NON EXECUTIVE DIRECTORS

London, United Kingdom, 28 February 2007 - Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) (‘‘Randgold Resources’’ or the ‘‘Company’’) announces that in terms of the Company’s remuneration for non-executive directors approved by shareholders at the Annual General Meeting on 25 April 2005, an award of $30 000 is made each year to each non-executive director to be used for the purpose of acquiring restricted stock. The price of the 2007 restricted stock calculation was the Nasdaq National Market closing price on 3 January 2007, being US$22.37.

In terms of the 2005 award, 783 shares, previously held in the restricted stock account, have now vested and have been transferred to the beneficial account of each non-executive director.

In terms of the 2006 award, 584 shares have been issued to the beneficial account of each non-executive director. 585 shares have been issued and will remain in the restricted stock account of each non-executive director. Non-executive directors would be entitled to the finale tranche of the 2006 award, subject to the agreed conditions, on 1 January 2008.

In terms of the 2007 award, 447 shares have been issued to the beneficial account of each non-executive director. 894 shares have been issued and will be remain in the restricted stock account of each non-executive director. Non-executive directors would be entitled to the second and third tranches of the 2007 award, subject to the agreed conditions, on 1 January 2008 and 1 January 2009.

The change in directors’ holdings in the company is as follows:

Director	Shares awarded 2005	Shares awarded 2006	Shares awarded 2007	Holding after award	% shareholding of issued share capital
B H Asher	783	584	447	20 383	0.03
N P Cole	—	—	447	447	0.00
R I Israel	783	584	447	16 428	0.02
P Liétard	783	584	447	29 362	0.04
A L Paverd	783	584	447	41 828	0.06
K Voltaire	—	—	447	447	0.00

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive - Dr Mark Bristow, +44 779 775 2288, +223 675 0122

Financial Director - Roger Williams, +44 791 709 8939, +223 675 0109

Investor & Media Relations - Kathy du Plessis, +27 11 728 4701, Fax: +27 11 728 2547, Cell: +27 83 266 5847,

Email: randgoldresources@dpapr.com

Website: http://www.randgoldresources.com